Exhibit 4.5

DESCRIPTION OF SECURITIES

Authorized Stock

The Company is authorized to issue 500,000,000 shares of capital stock, consisting of 400,000,000 shares of common stock, par value of US$0.001 per share, and 100,000,000 shares of blank check preferred stock, par value of US$0.001 per share. As of the date of this Annual Report, there are 53,733,083 shares of common stock and 625,000 shares of Series A Preferred Stock issued and outstanding, not including shares of common stock issuable upon exercise of outstanding warrants. The shares of common stock are held by eight stockholders of record and the shares of Series A Preferred Stock are held by one stockholder of record.

Common Stock

Each share of common stock entitles the holder to one vote, in person or proxy, on any matter on which action of the stockholders of the corporation is sought. The holders of our common stock possess all voting power. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all shares of our common stock that are present in person or represented by proxy, subject to any voting rights granted to holders of any preferred stock. Holders of our common stock representing at least one-third our capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of our stockholders. A vote by the holders of a majority of our outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to our Articles of Incorporation. Our Articles of Incorporation do not provide for cumulative voting in the election of directors.

Dividends

There are no restrictions in our Articles of Incorporation or Bylaws that prevent the Company from declaring dividends. The Nevada Revised Statutes, however, prohibit the Company from declaring dividends where, after giving effect to the distribution of the dividends:

•	the Company would not be able to pay its debts as they become due in the usual course of business; or
•

the total assets of the Company would be less than the sum of the total liabilities of the Company plus the amount that would be needed to satisfy the rights of stockholders who have preferential rights superior to those receiving the distribution, unless otherwise permitted under our Articles of Incorporation.

Reserve Stock Split

On July 5, 2023, as approved by the board of directors and the majority shareholder of the Company, the Company effected a reverse split of our outstanding common stock and Series A Preferred Stock at a ratio of 2-for-1. On October 7, 2025, as approved by the board of directors and the majority shareholder of the Company, the Company effected a reverse split of our outstanding common stock and Series A Preferred Stock at a ratio of 8-for-1. All references to common stock, Series A Preferred Stock, share data, per share data, and related information have been retroactively adjusted, where applicable, in this Annual Report to reflect the reverse split of our issued and outstanding common stock and Series A Preferred Stock as if these events had occurred at the beginning of the earliest period presented.

Listing of Common Stock

Our common stock is listed on the NYSE American under the symbol “NCL”.

Transfer Agent and Registrar

The transfer agent for our common stock is VStock Transfer LLC. The address is 18 Lafayette Pl, Woodmere, NY 11598. The telephone number is (212) 828-8436.